Exhibit 99.1

Leju Reports First Half Year 2021 Results

BEIJING, Aug. 31, 2021/PRNewswire/ – Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the six months ended June 30, 2021.

First Half 2021 Financial Highlights

•	Total revenues increased by 8% year on year to $301.1 million.
•	Revenues from e-commerce services increased by 13% year on year to $231.4 million.
•	Revenues from online advertising services decreased by 6% year on year to $69.3 million.

•	Loss from operations was $49.9 million, compared to income from operations of $1.2 million for the same period of 2020, primarily due to bad debt provision which was increased by $48.9 million compared to the same period of 2020

•	Non-GAAP[1] loss from operations was $43.4 million, compared to non-GAAP income from operations of $8.3 million for the same period of 2020.

•	Net loss attributable to Leju Holdings Limited shareholders was $47.8 million, or $0.35 loss per diluted American depositary share (“ADS”), compared to net income attributable to Leju Holdings Limited shareholders of $1.5 million, or $0.01 per diluted ADS, for the same period of 2020.

•	Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $42.6 million, or $0.31 loss per diluted ADS, compared to non-GAAP net income attributable to Leju Holdings Limited shareholders of $7.2 million, or $0.05 per diluted ADS, for the same period of 2020.

“In the first half of 2021, amid tightening regulations in China’s real estate industry, the pressure on real estate developers’ operations and sales continued to increase,” said Mr. Geoffrey He, Leju's Chief Executive Officer. “Against this challenging backdrop, Leju’s overall business was able to maintain steady growth. However, due to the deterioration of the credit status of one of our real estate developer clients, our bad debt provision for the first half of this year increased by US$48.9 million compared to the same period of 2020, resulting in a loss for the first half of this year.”

“With the support of the strategic cooperation between our controlling shareholder E-House (China) Enterprise Holdings Limited and Alibaba Group Holding Limited, we held a series of online promotional events including ‘The 2nd Online Real Estate Fair’ and ‘June 18 Top Pick House Festival’ on the Leju Housing platform and Leju Flagship Store on Tmall Haofang. The success of these events and the launch of our Leju Flagship Store on Tmall Haofang have greatly improved the operational capabilities of Leju’s advertising and e-commerce businesses.”

1    Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. See "About Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results" below for more information about the non-GAAP financial measures included in this press release.

“In the second half of the year, Leju will firmly seize the opportunities created by the digitalization of real estate marketing and deepen cooperation with developers as we strive to expand our advertising business and develop new e-commerce business models. At the same time, we will continue to focus on platform construction and content creation and make efforts to improve user growth, optimize user experience and stickiness and further consolidate Leju’s influence among industry media. We will also continue to strengthen our team, further optimize our organizational structure and improve  operational efficiency in order to lay a solid foundation for Leju’s future development.”

First Half 2021 Results

Total revenues were $301.1 million, an increase of 8% from $279.7 million for the same period of 2020.

Revenues from e-commerce services were $231.4 million, an increase of 13% from $205.4 million for the same period of 2020, primarily due to an increase in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed.

Revenues from online advertising services were $69.3 million, a decrease of 6% from $73.9 million for the same period of 2020, primarily due to a decrease in property developers’ demand for online advertising.

Revenues from listing services were $0.4 million, an increase of 18% from $0.3 million for the same period of 2020, primarily due to an increase in secondary real estate brokers’ demand.

Cost of revenues was $31.7 million, a decrease of 23% from $41.1 million for the same period of 2020, primarily due to decreased cost of advertising resources purchased from media platforms, partially offset by increased editorial personnel related costs.

Selling, general and administrative expenses were $319.5 million, an increase of 34% from $237.7 million for the same period of 2020, primarily due to bad debt provision which increased by $48.9 million compared to the same period of 2020, and increased marketing expenses related to the Company's e-commerce business. The bad debt provision recorded in the first half of 2021 was mainly attributable to the recognition of additional loss allowance on expected credit loss of the Company’s outstanding online advertising related receivables from a certain customer, whose credit quality has worsened.

Loss from operations was $49.9 million, compared to income from operations of $1.2 million for the same period of 2020. Non-GAAP loss from operations was $43.4 million, compared to non-GAAP income from operations of $8.3 million for the same period of 2020.

Net loss was $46.9 million, compared to net income of $1.9 million for the same period of 2020. Non-GAAP net loss was $41.7 million, compared to non-GAAP net income of $7.6 million for the same period of 2020.

Net loss attributable to Leju Holdings Limited shareholders was $47.8 million, or $0.35 loss per diluted ADS, compared to net income attributable to Leju Holdings Limited shareholders of $1.5 million, or $0.01 per diluted ADS, for the same period of 2020. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $42.6 million, or $0.31 loss per diluted ADS, compared to non-GAAP net income attributable to Leju Holdings Limited shareholders of $7.2 million, or $0.05 per diluted ADS, for the same period of 2020.

Cash Flow

As of June 30, 2021, the Company's cash and cash equivalents and restricted cash balance was $328.0 million.

First half 2021 net cash provided by operating activities was $38.8 million, primarily comprised of provision for allowance for doubtful accounts of $51.7 million, and a decrease in accounts receivable of $46.5 million, partially offset by non-GAAP net loss of $41.7 million, and an increase in prepaid expenses and other current assets of $15.2 million.

Business Outlook

Given the current macroeconomic situation and Leju’s prudent operating model, the Company estimates that its total revenues for the second half of 2021 will be approximately $300 million to $310 million, which relatively flat compared to the first half of 2021. This forecast reflects the Company's current and preliminary view, which is subject to change.

Board of Directors Changes

The Company also announced that Ms. Juhong Chen has resigned as a director of the Company's Board of Directors (the "Board"). The Board has appointed Mr. Minyi Zhang as the new director to replace Ms. Chen, effective August 31, 2021.

Mr. Minyi Zhang currently serves as General Manager of Vertical Sales & Operation Department of Tencent Marketing Solution, Mr. Zhang is in charge of the department’s overall business strategy and development, and leads various teams including vertical sales, operations and marketing insights service teams. He joined Tencent in 2009. Mr. Zhang received his bachelor’s degree in automation from Shanghai Jiao Tong University and his MBA from China Europe International Business School (CEIBS).

"We would like to express our sincere gratitude to Ms. Juhong Chen for her dedication and contributions during her tenure on the Board," said Mr. Xin Zhou, Leju's Executive Chairman. "We also look forward to working with Mr. Minyi Zhang. We believe he is a great addition to our Board, and we are confident that Leju will benefit from his experience and contributions."

Conference Call Information

Leju's management will host an earnings conference call on August 31, 2021 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/9888419

CONFERENCE ID: 9888419

A replay of the conference call may be accessed by phone at the following number until September 8, 2021:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Passcode:	9888419

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited ("Leju") (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju's integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company's own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju's beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China's real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju's ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House's status as a principal shareholder of Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

The Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2020	2021
ASSETS
Current assets
Cash and cash equivalents	284,489	315,383
Restricted cash	1,217	12,619
Accounts receivable, net	202,702	103,282
Contract assets, net	1,884	2,178
Marketable securities	4,304	6,497
Prepaid expenses and other current assets	7,484	21,872
Customer deposits	11,551	12,004
Amounts due from related parties	9,076	5,609
Total current assets	522,707	479,444
Property and equipment, net	17,002	16,763
Intangible assets, net	34,213	28,726
Right-of-use assets	25,666	24,812
Investment in affiliates	31	23
Deferred tax assets, net	40,905	41,315
Other non-current assets	1,437	1,415
Total assets	641,961	592,498
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,834	2,107
Accrued payroll and welfare expenses	29,222	26,678
Income tax payable	63,041	63,049
Other tax payable	21,204	21,357
Amounts due to related parties	7,106	6,512
Advances from customers	95,340	100,574
Lease liabilities, current	5,461	5,632
Accrued marketing and advertising expenses	70,086	54,209
Other current liabilities	22,596	31,347
Total current liabilities	316,890	311,465
Lease liabilities, non-current	21,727	20,677
Deferred tax liabilities	8,559	8,644
Total liabilities	347,176	340,786
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 136,326,020 and 136,795,935 shares issued and outstanding, as of December 31, 2020 and June 30, 2021, respectively	136	137
Additional paid-in capital	799,537	800,900
Accumulated deficit	(498,001)	(545,773)
Subscription receivables	(50)	—
Accumulated other comprehensive loss	(5,695)	(3,302)
Total Leju Holdings Limited shareholders’ equity	295,927	251,962
Non-controlling interests	(1,142)	(250)
Total equity	294,785	251,712
TOTAL LIABILITIES AND EQUITY	641,961	592,498

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Six months ended
	June 30,
	2020	2021
Revenues
E-commerce	205,448	231,401
Online advertising	73,929	69,290
Listing	339	401
Total net revenues	279,716	301,092
Cost of revenues	(41,138)	(31,671)
Selling, general and administrative expenses	(237,670)	(319,472)
Other operating income, net	245	199
Income (loss) from operations	1,153	(49,852)
Interest income, net	699	1,575
Other income, net	713	2,128
Income (loss) before taxes and loss from equity in affiliates	2,565	(46,149)
Income tax expenses	(618)	(730)
Income (loss) before loss from equity in affiliates	1,947	(46,879)
Loss from equity in affiliates	(22)	(8)
Net income (loss)	1,925	(46,887)
Less: net income attributable to non-controlling interests	433	885
Net income (loss) attributable to Leju Holdings Limited shareholders	1,492	(47,772)

Earnings (loss) per ADS:
Basic	0.01	(0.35)
Diluted	0.01	(0.35)
Shares used in computation of earnings (loss) per ADS:
Basic	135,891,617	136,485,339
Diluted	136,039,569	136,485,339

The conversion of Renminbi ("RMB") amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.4601 on June 30, 2021 and USD1 = RMB6.5316 for the six months ended June 30, 2021

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Six months ended
	June 30,
	2020	2021
Net income (loss)	1,925	(46,887)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	(3,279)	2,400

Comprehensive loss	(1,354)	(44,487)

Less: Comprehensive income attributable to non-controlling interest	464	892

Comprehensive loss attributable to Leju Holdings Limited shareholders	(1,818)	(45,379)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Six months ended
	June 30,
	2020	2021
GAAP income (loss) from operations	1,153	(49,852)
Share-based compensation expense	1,236	1,194
Amortization of intangible assets resulting from business acquisitions	5,901	5,279
Non-GAAP income (loss) from operations	8,290	(43,379)

GAAP net income (loss)	1,925	(46,887)
Share-based compensation expense	1,236	1,194
Amortization of intangible assets resulting from business acquisitions	5,901	5,279
Income tax benefit:
Current	—	—
Deferred[2]	(1,476)	(1,320)
Non-GAAP net income (loss)	7,586	(41,734)

Net income (loss) attributable to Leju Holdings Limited shareholders	1,492	(47,772)
Share-based compensation expense (net of non-controlling interests)	1,236	1,194
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	5,901	5,279
Income tax benefit:
Current	—	—
Deferred	(1,476)	(1,320)
Non-GAAP net income (loss) attributable to Leju Holdings Limited shareholders	7,153	(42,619)

GAAP net income (loss) per ADS — basic	0.01	(0.35)

GAAP net income (loss) per ADS —diluted	0.01	(0.35)

Non-GAAP net income (loss) per ADS —basic	0.05	(0.31)

Non-GAAP net income (loss) per ADS —diluted	0.05	(0.31)

Shares used in calculating basic GAAP/non-GAAP net income (loss) attributable to Leju Holdings Limited shareholders per ADS	135,891,617	136,485,339

Shares used in calculating diluted GAAP/non-GAAP net income (loss) attributable to Leju Holdings Limited shareholders per ADS	136,039,569	136,485,339

2 Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Six months ended
	June 30,
	2020	2021
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	94,215	92,058
Number of discount coupons redeemed (number of transactions)	67,268	77,378